AXA Equitable Life Insurance Company

1290 Avenue of the Americas

New York, NY 10104

VIA EDGAR SUBMISSION

December 16, 2014

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Jeffrey P. Riedler

Re:	AXA Equitable Life Insurance Company (the “Registrant”) Registration Statement on Form S-3 File No. 333-197931

Dear Mr. Riedler:

We filed an initial Registration Statement via EDGAR on August 7, 2014 (the “Initial Registration Statement”) and an amended Registration Statement on November 24, 2014 (the “First Amended Registration Statement”, and together with the Initial Registration Statement, the “Registration Statement”) pursuant to the Securities Act of 1933, as amended (the “1933 Act”). The Registration Statement was filed to register a funding agreement, which will be named “Escrow Shield Plus Agreement” (the “Contract”) and will be offered on a continuous basis pursuant to Rule 415 under the 1933 Act.

This letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the First Amended Registration Statement that you conveyed by letter to Mr. Shane Daly on December 11, 2014. For your convenience, the Staff’s comments are set forth below in italics, each of which is followed by the Registrant’s response. Any disclosure changes that the Registrant made in response to the Staff’s comments are reflected in Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement filed pursuant to the 1933 Act (the “Second Amended Registration Statement”) on the date of this letter.

Capitalized terms used herein and not otherwise defined herein shall have the meanings given to them in the Registration Statement.

Comment 1:

Throughout the filing you state that the return of the Purchase Payments and any accrued interest on such Purchase Payments is “guaranteed by AXA Equitable.” However, it appears that such payments are direct obligations of AXA Equitable under the terms of the funding agreement. Please revise your disclosure to clarify that such payments are direct obligations of AXA Equitable, rather than obligations “guaranteed” by AXA Equitable.

Response to Comment 1:

The Registrant has revised certain disclosures in the Second Amended Registration Statement in response to the Staff’s comment.

Comment 2:

Please clearly disclose on the cover page the impact of a market value adjustment on the repayment of the principal amount of the funding agreement (i.e., that the principal amount may be reduced).

Response to Comment 2:

The Registrant has revised certain disclosures in the Second Amended Registration Statement in response to the Staff’s comment.

Comment 3:

In discussing the “funding agreement,” please make clear that this is a contractual obligation that the buyer and seller have entered into with AXA Equitable and then describe how the contractual arrangement works.

Response to Comment 3:

The Registrant has revised certain disclosures in the Second Amended Registration Statement in response to the Staff’s comment and in light of this arrangement.

Comment 4:

Throughout the prospectus, you indicate that the Crediting Rate may be adjusted downward to 0.00%. Please clearly state on the cover page that the Company may not credit any interest under the Contract after the first Crediting Rate adjustment occurs.

Response to Comment 4:

The Registrant has revised certain disclosures in the Second Amended Registration Statement in response to the Staff’s comment.

Comment 5:

Please disclose that crediting rate adjustments will be made on a going forward basis. Please also clarify that crediting rate earnings are cumulative and earned on the then-current credit rate, even if the crediting rate is subsequently adjusted downward.

Response to Comment 5:

The Registrant has revised certain disclosures in the Second Amended Registration Statement in response to the Staff’s comment.

Comment 6:

You disclose that neither Buyer nor Seller bear the risk of loss if the Separate Account investment returns are lower than the Crediting Rate. Please caveat this disclosure to clarify that Buyers and Sellers may, however, bear some risk as it relates to expected Crediting Rate as a result of the Pooled Rate Adjustment. Moreover, please tell us with a view towards disclosure the risk of loss to Buyers and Sellers if there are not sufficient funds in the separate account and AXA Equitable becomes insolvent. It appears that in such case Buyers and Sellers would bear the risk of loss.

Response to Comment 6:

The Registrant has revised certain disclosures in the Second Amended Registration Statement in response to the Staff’s comment. In the event we are found by a court to be insolvent and there are no assets remaining in the Separate Account, the Buyer and Seller could lose any unpaid portion of the Account Balance.

Comment 7:

Please expand your discussion of the Separate Account to provide further description of the relative relationship between the general account and the Separate Account including the allocation and flow of funds between the general account and the Separate Account upon initiation of the Contract and deposit of Purchase Payments, payment of claims against the Contract, disbursement at maturity of the Contract and upon a potential insolvency of AXA Equitable during the life of the Contract.

Response to Comment 7:

The Registrant has revised certain disclosures in the Second Amended Registration Statement in response to the Staff’s comment.

Comment 8:

Since the negative performance of assets held in the Separate Account may result in a Pooled Rate Adjustment, please expand your disclosure to indicate the type and quality of investments in which you anticipate proceeds of the Contracts held in the Separate Account to be invested.

Response to Comment 8:

The Registrant has revised certain disclosures in the Second Amended Registration Statement in response to the Staff’s comment.

Comment 9:

Please revise your disclosure to more clearly specify any limitations on your ability to declare a Pooled Rate Adjustment. While you have provided helpful examples of when you may declare such an adjustment, it remains unclear as to how much discretion you will have in making such a determination.

Response to Comment 9:

The Registrant has revised certain disclosures in the Second Amended Registration Statement in response to the Staff’s comment.

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The Registrant hereby acknowledges that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in its filings with the SEC, (ii) the Staff’s comments or the Registrant’s changes to disclosure in a filing reviewed by the Staff in response to the Staff’s comments do not foreclose the SEC from taking any action with respect to the filing, and (iii) the Registrant may not assert the Staff’s comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please contact Kimberly Karcewski Vargo at (202) 346-4304, Jason F. Monfort at (202) 346-4050 or Chris E. Palmer at (202) 346-4253 with any questions.

Sincerely yours,

/s/ Shane Daly
Shane Daly, Vice President and Associate General Counsel AXA Equitable Life Insurance Company

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